UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. )

Under the Securities Exchange Act of 1934

MAIDEN HOLDINGS, LTD.
(Name of Issuer)

Common Shares, $.01 par value per share
(Title of Class of Securities)

G5753U112
(CUSIP Number)

Lawrence F. Metz 159 Bank Street, 4th Floor Burlington, VT 05401 (856) 359-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR Maiden Reinsurance Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Vermont
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,582,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,439,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,439,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14	TYPE OF REPORTING PERSON IC, CO

1	NAME OF REPORTING PERSON OR Maiden Holdings North America, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,582,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,439,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,439,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14	TYPE OF REPORTING PERSON HC, CO

1	NAME OF REPORTING PERSON OR Maiden Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,582,292
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 41,439,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,439,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%
14	TYPE OF REPORTING PERSON HC, CO

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the common shares, par value $.01 per share (the “Common Shares”) of Maiden Holdings, Ltd., a holding company organized under the laws of Bermuda (the “Issuer”). The address of the Issuer’s principal executive offices is 94 Pitts Bay Road, Pembroke HM08, Bermuda.
Item 2. Identity and Background.
(a-c,f) This Schedule 13D is being filed by Maiden Reinsurance Ltd. (the “Subsidiary”), Maiden Holdings North America, Ltd. (“MHNA”) and the Issuer (together with the Subsidiary and MHNA, the “Reporting Persons”). The Issuer is deemed a Reporting Person solely by nature of its relationship with the Subsidiary, which is a wholly-owned subsidiary of MHNA, a wholly-owned subsidiary of the Issuer. The Subsidiary has the power to sell the Common Shares reported herein and, under Bermuda law and the Issuer’s bye-laws, vote up to 9.5% of the Common Shares, as reported herein. While the Subsidiary exercises direct voting and investment power over the Common Shares reported herein, and is accordingly a direct beneficial owner of the Common Shares reported herein, each of MHNA and the Issuer may be deemed an indirect beneficial owner due to its control relationship over the Subsidiary.
The principal business address of the Subsidiary is 58 East View Lane, Suite 2, Barre, VT 05641. The principal business address of MHNA is 228 Park Ave. S., PMB 25931, New York, NY 10003. The principal business address of the Issuer is 94 Pitts Bay Road, Pembroke HM08, Bermuda.
The Subsidiary is an insurance holding company organized under the laws of Vermont. The Subsidiary is a direct wholly-owned subsidiary of MHNA, which is a holding company organized under the laws of Delaware. MHNA is a direct wholly-owned subsidiary of the Issuer, which is a holding company whose Common Shares trade on NASDAQ.
Attached as Appendix A to this Item 2 is the information concerning the executive officers and directors of the Subsidiary and the Issuer that is required to be disclosed in response to Item 2 and Instruction C to Schedule 13D.
(d, e) During the last five years, each of the Subsidiary, MHNA, the Issuer and, to the best of their knowledge, each executive officer and director identified in Appendix A (collectively, “Appendix A Persons”), has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On December 27, 2022, the Issuer completed the conversion of all of the Issuer’s outstanding 8.25% Non-Cumulative Preference Shares, Series A (“Series A Preference Shares”), 7.125% Non-Cumulative Preference Shares, Series C (“Series C Preference Shares”) and 6.700% Non-Cumulative Preference Shares, Series D (“Series C Preference Shares” and, together with the Series A Preference Shares and Series C Preference Shares, the “Preference Shares”) for the Common Shares, at an exchange rate of three (3) Common Shares per Preference Share (the “Exchange”). In connection with the Exchange, the Subsidiary disposed of 4,499,950 Series A Preference Shares, 4,855,972 Series C Preference Shares and 4,457,194 Series D Preference Shares, and received an aggregate 41,439,348 Common Shares in exchange therefor. No additional funds were used to make acquisitions of Common Shares by the Subsidiary as reported in this Schedule 13D.

Item 4. Purpose of Transaction.
The Exchange and the ownership of Common Shares directly held by the Subsidiary was made in compliance with the Issuer’s investment policy, which has been approved by the Vermont Department of Financial Regulation. The Subsidiary’s voting power with respect to the Common Shares it holds is limited to less than 9.5% of the Common Shares outstanding, under the terms of the bye-laws of the Issuer.
Upon completion of the Exchange, the Common Shares issued in exchange for the Preference Shares are held in book-entry through the Depository Trust Company. Although the 41,439,348 Common Shares directly held by the Subsidiary will be eliminated for purposes of preparing consolidated financial results on a U.S. GAAP basis, the Subsidiary has the power to sell and, with respect to up to 9.5% of the Common Shares outstanding, the power to vote the Common Shares held directly by it and reported herein. Accordingly, such Common Shares are deemed issued and outstanding for purposes of calculating the Reporting Persons’ beneficial ownership as reported herein.
The Common Shares reported in this Schedule 13D were acquired for investment purposes. The Subsidiary is a direct wholly-owned subsidiary of MHNA, which is a direct wholly-owned subsidiary of the Issuer. Any voting or investment decision made by the Subsidiary is ultimately subject to the control of the Issuer. Depending upon market conditions and other factors, the Subsidiary may purchase additional Common Shares or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Shares or other securities of the Issuer that the Subsidiary now beneficially owns or may hereafter acquire. The Subsidiary currently has no plans or proposals with respect to the Subsidiary’s investments in the Issuer that could result in any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a-b) As of the date hereof, the Subsidiary directly beneficially owns, and each of MHNA and the Issuer indirectly beneficially owns, 41,439,348 Common Shares, which amount represents approximately 29.0% of the Common Shares outstanding. The Subsidiary, MHNA and the Issuer share dispositive power with respect to all 41,439,348 Common Shares but, due to the limitations in the Issuer’s bye-laws, share voting power with respect to approximately 13,582,292 Common Shares, which amount represents approximately, but less than, 9.5% of the Common Shares outstanding.
The beneficial owner percentages set forth in this Schedule 13D are based on 142,971,499 Common Shares outstanding after the Exchange, which is the sum of (i) 87,171,499 Common Shares outstanding as of November 8, 2022, and (ii) an aggregate 55,800,000 Common Shares issued in the Exchange for the 18,600,000 Preference Shares issued and outstanding prior to the Exchange, each as reported in the definitive information statement on Schedule 14C, filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 2022.
(c) The response to each of Item 3 and Appendix A is incorporated by reference herein. Except as described in this Schedule 13D, none of the Reporting Persons nor Appendix A Persons has effected any transactions in the Common Shares during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

The Reporting Person and the Issuer are filing this Schedule 13D jointly under Rule 13d-1(k) under the Act, pursuant to a joint filing agreement filed as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Appendix A to Item 2 of this Schedule 13D

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2023

Maiden Reinsurance Ltd. By: Maiden Holdings North America, Ltd. By: Maiden Holdings, Ltd.
/s/ Lawrence F. Metz
Name: Lawrence F. Metz Title: President and Co-Chief Executive Officer

Maiden Holdings North America, Ltd. By: Maiden Holdings North America, Ltd.
/s/ Lawrence F. Metz
Name: Lawrence F. Metz Title: President and Co-Chief Executive Officer

Maiden Holdings, Ltd.
/s/ Lawrence F. Metz
Name: Lawrence F. Metz Title: President and Co-Chief Executive Officer

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 6, 2023.

Maiden Reinsurance Ltd. By: Maiden Holdings North America, Ltd. By: Maiden Holdings, Ltd.
/s/ Lawrence F. Metz
Name: Lawrence F. Metz Title: President and Co-Chief Executive Officer

Maiden Holdings North America, Ltd. By: Maiden Holdings North America, Ltd.
/s/ Lawrence F. Metz
Name: Lawrence F. Metz Title: President and Co-Chief Executive Officer

Maiden Holdings, Ltd.
/s/ Lawrence F. Metz
Name: Lawrence F. Metz Title: President and Co-Chief Executive Officer

Exhibit 99.2

APPENDIX A

The following sets forth information concerning the executive officers and directors of the Issuer in response to Item 2 and Instruction C to Schedule 13D. Capitalized terms used herein have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates. To the extent any of the following Appendix A Persons may beneficially own Common Shares, their beneficial ownership of the Common Shares and any transactions in the Common Shares effected while an Appendix A Person can be found in the reports filed by such Appendix A Persons under Section 16(a) of the Act, which are publicly available on the SEC’s EDGAR website under the CIK for the Issuer and under the CIK for each Appendix A Person.

The Issuer

Name	Address	Occupation	Citizenship

Holly L. Blanchard	c/o Maiden Holdings, Ltd. 94 Pitts Bay Road Pembroke HM08, Bermuda	Director of MHLD Principal of Insurance Consulting Company	USA

Patrick J. Haveron	c/o Maiden Holdings, Ltd. 94 Pitts Bay Road Pembroke HM08, Bermuda	Co-Chief Executive Officer and Chief Financial Officer – Insurance Executive	USA

William T. Jarman	c/o Maiden Holdings, Ltd. 94 Pitts Bay Road Pembroke HM08, Bermuda	Chief Actuary and Chief Risk Manager of MHLD Insurance Executive	USA

Simcha G. Lyons	c/o Maiden Holdings, Ltd. 94 Pitts Bay Road Pembroke HM08, Bermuda	Director of MHLD Insurance Executive and Consultant	USA

Lawrence F. Metz	c/o Maiden Holdings, Ltd. 94 Pitts Bay Road Pembroke HM08, Bermuda	President and Co-Chief Executive Officer – Insurance Executive	USA

Raymond F. Neff	c/o Maiden Holdings, Ltd. 94 Pitts Bay Road Pembroke HM08, Bermuda	Director of MHLD Insurance Executive	USA

Yehuda L. Neuberger	1777 Reisterstown Road Commerce Center East, Suite 290 Baltimore, MD 21208	Director of MHLD Investor	USA

Steven H. Nigro	c/o Maiden Holdings, Ltd. 94 Pitts Bay Road Pembroke HM08, Bermuda	Director of MHLD Managing Partner of a Financial Institutions Group	USA

Keith A. Thomas	c/o Maiden Holdings, Ltd. 94 Pitts Bay Road Pembroke HM08, Bermuda	Director of MHLD Retired Institutional Investor	USA

Barry D. Zyskind	59 Maiden Lane, 43rd Floor, NY, NY 10038	Chairman of the Board of MHLD Insurance Executive	USA